EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2002

EARNINGS:

Earnings before income taxes Earnings of less than 50%-owned associated companies, net Interest Expense Portion of rents representative of an interest factor	$144,270 978 44,028 6,984

Adjusted Earnings and Fixed Charges	$196,260

FIXED CHARGES:

Interest Expense Capitalized Interest Portion of rents representative of an interest factor	$44,028 3,788 6,984

Total Fixed Charges	$54,800

Ratio of Earnings to Fixed Charges	3.58